Exhibit 99.9

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders (the “Meeting”) of Eastmain Resources Inc. (the “Company”) will be held at the offices of Grove Corporate Services Ltd., Simpson Tower, 401 Bay Street, Suite 2100, Toronto, ON M5H 2Y4, on Thursday, April 23, 2020, at 2:00 p.m. (Toronto time) for the following purposes:

1.
to receive and consider the audited financial statements of the Company for the fiscal year ended October 31, 2019, together with the report of the auditors thereon;

2.
to elect directors of the Company;

3.
to appoint auditors and to authorize the directors to fix their remuneration;

4.
to consider, and if thought advisable, to pass, with or without variation, an ordinary resolution to approve all unallocated restricted share units under the Company’s restricted share unit plan (the “RSU Plan”), all as further set forth in the management information circular of the Company dated as of March 6, 2020 (the “Circular”); and

5.
to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY, AND TO RETURN IT IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.

The board of directors of the Company has by resolution fixed the close of business on March 6, 2020 as the record date (the “Record Date”), being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting or any adjournment thereof.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his, her or its duly executed form of proxy with the Company’s transfer agent and registrar, TSX Trust Company, 100 Adelaide St. West, Suite 301, Toronto, Ontario, M5H 4H1 on or before 2:00 p.m. (Toronto time) on April 21, 2020. Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

This Notice of Annual Meeting of Shareholders and the Circular have been prepared and delivered to beneficial shareholders under the notice-and-access rules under National Instruments 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and 51-102 – Continuous Disclosure Obligations. Accordingly, this Notice of Annual Meeting of Shareholders and the Circular have been printed and mailed to our registered shareholders and posted online for our beneficial shareholders to view at http://www.sedar.com.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access please call 1-866-600- 5869 or email TMXEInvestorServices@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by April 14, 2020.

                                               DATED at Toronto, Ontario as of the 6th day of March, 2020.

BY ORDER OF THE BOARD

Signed: /s/ Laurie Curtis

                                  Laurence (Laurie) Curtis, Chairman

EASTMAIN RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) is furnished in connection with the solicitation by management of Eastmain Resources Inc. (the “Company”) of proxies to be used at the annual and special meeting of shareholders of the Company (the “Meeting”) referred to in the accompanying Notice of Annual and Special Meeting of Shareholders (the “Notice”) to be held on April 23, 2020, at the time and place and for the purposes set forth in the Notice.

The solicitation is made by the management of the Company and will be made primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Company at nominal cost. The cost of solicitation by management will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Company. Each shareholder has the right to appoint a person or company, who need not be a shareholder of the Company, other than the person named in the enclosed form of proxy to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by inserting such person’s name in the blank space provided in the form of proxy and striking out the names of management’s nominees in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the Company’s transfer agent and registrar, TSX Trust Company at Suite 301, 100 Adelaide St. West, Toronto, Ontario, M5H 4H1, not later than 2:00 p.m. (Toronto time) on April 21, 2020, or the close of business on the last business day preceding any adjournment of the Meeting at which the proxy is to be used. The Chair of the Meeting may waive or extend the proxy cut-off time at his discretion without notice.

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either:

1.
by delivering another properly executed form of proxy bearing a later date and depositing it as described above;

2.
by depositing an instrument in writing revoking the proxy executed by him or her with TSX Trust Company at any time up to and prior to the close of business on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or

3.
in any other manner permitted by law.

Only a registered shareholder of the Company has the right to revoke a proxy. A Non-Registered Holder (as defined below) who wishes to change his, her or its vote must arrange for the Intermediary (as defined below) to revoke the proxy on his, her or its behalf in accordance with the instructions of such Intermediary set out in the voting instructions form.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by the proxy shall be voted accordingly. WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS; APPOINTMENT OF AUDITORS; AND APPROVAL OF THE RESTRICTED SHARE UNIT PLAN; ALL AS STATED ELSEWHERE IN THIS INFORMATION CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE. At the time of printing this information circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than as disclosed in the materials accompanying this Information Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company shall make a list of all persons who were registered holders of common shares of the Company (“Common Shares”) on March 6, 2020 (the “Record Date”), and the number of Common Shares registered in the name of each person on that date. There are 286,808,095 Common Shares issued and outstanding as of March 6, 2020. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list.

To the knowledge of the directors and executive officers of the Company, as of March 6, 2020, no person beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company.

NON-REGISTERED HOLDERS AND DELIVERY MATTERS

Only registered holders of Common Shares or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of a nominee such as an intermediary (an “Intermediary”) with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Company will have distributed copies of the notice of Meeting, supplemental mailing list form, form of proxy in respect of the Meeting and this Information Circular, where required, (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in the Meeting Materials, a request for voting instructions (the “Voting Instructions Form”) which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives the Voting Instructions Form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the Voting Instructions Form and a form of legal proxy will be sent to the Non-Registered Holder by the applicable Intermediary. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the Voting Instructions Form.

The Company is using the “Notice-and-Access” provisions of National Instrument 54-101 (“NI 54-101”) in connection with the delivery of the Meeting Materials. The Company is not sending the Meeting Materials directly to “non-objecting beneficial owners” in accordance with NI 54-101, and intends to pay for intermediaries to deliver the Meeting Materials to “objecting beneficial owners” as defined in NI 54-101.

INFORMATION IN THIS CIRCULAR

Unless otherwise stated, the information contained in this Information Circular is as of March 6, 2020. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Information Circular, none of the directors or executive officers of the Company, no nominee for election as a director of the Company (“Nominee”), none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.
Financial Statements

The shareholders will receive and consider the audited financial statements of the Company for the fiscal year ended October 31, 2019, together with the auditor’s report thereon.

2.
Election of Directors

The articles of the Company provide that the Board may consist of a minimum of three and a maximum of ten directors, to be elected annually. The shareholders of the Company have authorized the Board, by special resolution, to determine the size of the Board. Pursuant to such authorization, the Board has fixed the size of the Board at five directors. Each director is elected to hold office until the next annual meeting of shareholders, or until his or her successor is duly elected, unless his or her office is earlier vacated in accordance with the by-laws of the Company. At the Meeting, shareholders will be asked to elect five directors to the Board. On any ballot that may be called for in the election of directors, the persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled for the proposed Nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the Common Shares be otherwise voted or withheld from voting in respect of the election of directors. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for other nominees at their discretion.

The following table sets out the name of each of the Nominees proposed to be nominated for election as a director, all positions and offices in the Company held by each of them, the principal occupation or employment of each of them for the past five years, the year in which each was first elected a director of the Company (where applicable) and the approximate number of Common Shares that each has advised are beneficially owned (directly or indirectly) or subject to his or her control or direction.

Name and Residence	Position with Company	Period of Service as a Director	Principal Occupation, Business or Employment for Past Five (5) Years, if Different from Office Held with the Company	Number of Common Shares Beneficially Owned, Controlled or Directed
Laurie Curtis (1)(3)(4) Ontario, Canada	Director	Since September 2015	Director of Excellon Mining Inc. from 2016 to present. Director of Toachi Mining Inc. from 2011 to 2019. Advisor to Pancontinental Gold 2016-2018. Vice President Senior Analyst Global Resources for Dundee Capital Markets from 2012 to 2015.	832,742
Michael Hoffman (1) (2) (4) Ontario, Canada	Director	Since March 2016	Director of 1911 Gold Corp. from 2018 to present. Director of Trevali Mining Inc. from 2011 to 2019 and Trigon Metals Inc. (formerly Kombat Copper Inc.) from 2013 to 2016.	752,300
Blair Schultz (1) (2) (3)(4) Ontario, Canada	Director	Since April 2016	Chairman and Director of 1911 Gold Corp. since March 2018 and served as interim CEO from June 2018 to January 2019. President and CEO of Langhaus Financial Corporation from November 2016 to September 2017. Chairman and Director of Ring the Bell, subsequently acquired by Arizona Metals, since 2017. At Klondex Mines, Director from June 2015 to July 2018, Executive Director from September 2014 to June 2015 and Chairman and Director from June 2012 to September 2014. Vice President of K2 Investment Management Inc. from 2001 to 2014.	2,530,419
Maura Lendon (1)(2)(3)	Director	Since July 2018	Founder and Chief General Counsel of Scalable General Counsel since March 2019; Chief General Counsel and Corporate Secretary Primero Mining Corp. from 2012-2018.	411,682
David Stein	Nominee	N/A	Mining Executive, President and Director of Kuya Silver Corp 2017-present, President and CEO, Aberdeen International until 2016.	nil

Notes:

(1)
Member of the Audit Committee. On December 9, 2019 Mr. Schultz stepped off the Audit Committee and was replaced by Mr. Curtis
(2)
Member of the Compensation Committee. On December 9, 2019 Mr. Schultz stepped off the Compensation Committee and was replaced by Ms. Lendon
(3)
Member of the Governance and Nominating Committee.
(4)
Member of the Technical, Health, Safety and Environment Committee. On December 9, 2019 Mr. Schultz joined the Technical, Health, Safety and Environment Committee.

Majority Voting Policy

The Company has adopted a majority voting policy (the "Policy"). The Policy stipulates that if a director nominee has more votes withheld than are voted in favour of him or her, the nominee will promptly submit his or her resignation to the Board, which will be referred to the Compensation and Nominating Committee of the Company for consideration and to make a recommendation to the Board as to the director’s suitability to continue to serve as a director. If the Board accepts the director’s resignation, the director will resign and the Board may, subject to compliance with applicable laws, (1) leave a vacancy in the Board until the next annual meeting, (2) fill the vacancy by appointing a new director, or (3) call a special meeting of shareholders to consider new nominee(s) to fill the vacant position(s). The Policy does not apply where an election involves a proxy battle.

Cease Trade Orders or Bankruptcies

No director of the Company or proposed director:

●
is, as at the date hereof, or has been, within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company that,

o
while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation (collectively, an “Order”), for a period of more than 30 consecutive days; or

o
was subject to an Order that was issued, after the director or executive officer ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of such Order, that resulted from an event that occurred while that person was acting as director, chief executive officer or chief financial officer of that company.

●
has, within the ten (10) years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

●
is, as at the date hereof, or has been within ten (10) years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

●
has been subject to:

o
any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

o
any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

IF ANY OF THE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

The management representatives named in the attached form of proxy intend to vote the Common Shares represented by such proxy in favour of the election of the Nominees listed in this information circular unless a shareholder specifies in the proxy that his or her Common Shares are to be withheld from voting in respect of such resolution.

 3. Appointment of Auditors

The directors propose to nominate Stern & Lovrics LLP, Chartered Accountants, the present auditors, as the auditors of the Company to hold office until the close of the next annual meeting of shareholders.

In the past, the directors have negotiated with the auditors of the Company on an arm’s length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The directors believe that the fees negotiated in the past with the auditors of the Company were reasonable and, in the circumstances, would be comparable to fees charged by other auditors providing similar services.

In order to appoint Stern & Lovrics LLP, Chartered Accountants as auditors of the Company to hold office until the close of the next annual meeting, and authorize the directors to fix the remuneration thereof, a majority of the votes cast at the Meeting must be voted in favour thereof.

The management representatives named in the attached form of proxy intend to vote in favour of the appointment of Stern & Lovrics LLP, Chartered Accountants as auditors of the Company and in favour of authorizing the directors to fix the remuneration of the auditors, unless a shareholder specifies in the proxy that his or her Common Shares are to be withheld from voting in respect of the appointment of auditors and the fixing of their remuneration.

4. Approval of RSU Plan

The Board is seeking shareholder approval of the RSU Plan, the particulars of which are described below. A copy of the RSU Plan is attached to this Information Circular at Appendix “I” to Schedule “A”, and will also be available for inspection at the Meeting. Pursuant to the regulations of the Toronto Stock Exchange, the RSU Plan must be ratified by shareholders of the Company every three years due to the fact that it is a “rolling” plan, as further detailed below. The following summary of the RSU Plan is qualified in its entirety to the full text of the RSU Plan, to which reference should be made.

The purpose of the RSU Plan is to provide for the acquisition of Common Shares by participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of employees and directors of the Company and its affiliates, and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of Common Shares by key employees and directors, it being generally recognized that restricted share unit plans aid in attracting, retaining and encouraging employees and directors due to the opportunity offered to them to acquire a proprietary interest in the Company. The RSU Plan is administered by the Board. The Board has the authority to delegate all of its powers and authority under the RSU Plan to the compensation committee or to another committee of the Board.

RSUs are akin to “phantom shares” that track the value of the underlying Common Shares but do not entitle the recipient to the actual underlying Common Shares until such RSUs vest. The RSU Plan permits the Board to grant awards of RSUs to eligible participants (“RSU Grantees”). Upon vesting, the RSUs will be, subject to any requisite approval of the shareholders and any stock exchange upon which the Common Shares are listed, converted into Common Shares on a one-for-one basis. The Board has the discretion to stipulate the length of time for vesting and to determine various performance objectives as a pre-condition to a RSU vesting, in accordance with the terms of the RSU Plan.

RSU Grantees who are residents of Canada for the purposes of the Income Tax Act (Canada) and not subject to the provisions of the Internal Revenue Code may elect to defer to receive all or any part of their Common Shares underlying RSU’s in accordance with the terms of the RSU Plan. Except pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of an RSU Grantee is assignable or transferable. In the event of the retirement or termination of an RSU Grantee during the period during which a RSU has not yet vested (all as determined in accordance with the RSU Plan), any RSU’s held by such RSU Grantee shall immediately terminate and be of no further force or effect, provided however that the Board shall have the absolute discretion to modify the grant of the RSUs to provide that the Restricted Period shall terminate immediately prior to the termination or retirement

In the event of (i) the death of an RSU Grantee, any RSU’s held by such RSU Grantee will vest on the date of death of such individual and the Common Shares represented by such RSU’s will be issued to the individual's estate as soon as reasonably practical thereafter, but in any event no later than 90 days thereafter; and (ii) the disability of an RSU Grantee, any RSU’s held by such individual will vest on the date on which such individual is determined to be totally disabled and the Common Shares represented by such RSU’s will be issued to the individual as soon as reasonably practical, but in any event no later than 30 days following receipt by the Company of notice of disability, all in accordance with the terms of the RSU Plan. In the event of a change of control of the Company and the subsequent termination of the RSU Grantee, the RSUs will immediately vest, all in accordance with the terms of the RSU Plan.

The Board may, at any time and from time to time, make amendments to the RSU Plan including, without limitation, amendments of a housekeeping nature, or to change the vesting period of any RSU. However, other than as set out above, any amendment to the RSU Plan which would: (a) increase the number of Common Shares which may be issued pursuant to the RSU Plan; (b) reduce the range of amendments requiring shareholder approval; (c) permit RSU’s to be transferred other than for normal estate settlement purposes; (d) change insider participation limits which would result in shareholder approval to be required on a disinterested basis; (e) change non-employee directors’ participation limits; or (f) materially modify the requirements as to eligibility for participation in the RSU Plan; shall only be effective upon receipt of shareholder approval and all applicable regulatory approvals.

The aggregate number of Common Shares which may be issued under the RSU Plan will not exceed (i) 5% of the total number of Common Shares issued and outstanding from time to time; or (ii) 10% of the total number of Common Shares issued and outstanding from time to time when taken together with all other security based compensation arrangements of the Company. The maximum number of Common Shares issuable to “insiders” of the Company (as determined pursuant to the RSU Plan) pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding, and the maximum number of Common Shares issued to such “insiders” within any one year period pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

The maximum number of Common Shares issuable to non-employee directors, at any time, pursuant to the RSU Plan and any other security-based compensation arrangements of the Company is 1% of the total number of Common Shares then outstanding, and the total annual grant to any one non-employee director, within any one-year period, pursuant to the RSU Plan and any other security-based compensation arrangements of the Company shall not exceed a maximum grant value of $150,000 worth of securities, all as determined in accordance with the RSU Plan.

Based on the foregoing, shareholders are being requested to consider and, if thought advisable, to pass a resolution approving the RSU Plan substantially in the form attached to this Information Circular at Schedule “A” (the “RSU Plan Resolutions”). The RSU Plan Resolution must be approved by at least a majority of the votes cast at the Meeting by shareholders, present in person or represented by proxy.

If approval is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated RSUs under the RSU Plan until the Company’s 2023 annual and special Shareholders’ meeting (provided that such meeting is held on or prior to April 23, 2023). If approval is not obtained at the Meeting, the Company must forthwith stop granting RSUs under the RSU Plan and RSUs which are outstanding as of the date of the Meeting and are subsequently cancelled, terminated or vested will not be available for a new grant of RSUs until shareholder approval is obtained; however, all RSUs that have been granted until April 23, 2020, but not yet exercised, will continue unaffected.

The management representatives named in the attached form of proxy intend to vote in favour of the RSU Resolutions, unless a shareholder specifies in the proxy that his or her Common Shares are to be voted against the RSU Resolutions.

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy and Objectives: The guiding philosophy of the Compensation Committee in determining compensation for executive officers is that the Company should offer competitive compensation to attract, retain and motivate qualified executives in order for the Company to achieve the strategic plan and budgets approved by the Board while acting in the interests of the Company by being financially responsible and capable of adapting to meet evolving needs of the Company. Achievement of these objectives is designed to contribute to an increase in shareholder value of the Company.

Peer Group: The Compensation Committee compares the Company’s compensation structure and levels with a peer group of companies, including base salary, short-term incentive compensation (STIP) and long-term incentive compensation (LTIP) according to position title, organizational role and overall scope of responsibility. The 2019 peer group used by the Compensation Committee in making its recommendations to the Board included the following 10 publicly traded mining companies with which the Company competes for executive talent and which the Company sees as its best comparables in order to ensure the Company remains competitive in attracting, motivating and retaining highly qualified and experienced executives. Companies were independently selected for inclusion in the peer group based on an in-depth review of many factors, including company size, geographic location, market capitalization, asset composition, degree of complexity and stage of operations. The 2019 peer group included: ATAC Resources, Gowest Gold, Maple Gold Mines, Marathon Gold, , Moneta Porcupine, Alexandria Minerals Corporation, Auryn Resources, Probe Metals, Treasury Metals and Troilus Gold, (collectively, the "Comparator Group"). In addition, the Company used the 2019 Bedford Mining Industry Compensation and the 2019 Global Mining Compensation Survey by Global Governance Advisors surveys as sources to compare compensation for companies of similar size to Eastmain.

Elements of Compensation Program: Executive officers of the Company receive both fixed compensation and performance-based variable incentive compensation. Total compensation of executive officers of the Company is comprised of base salary, short-term incentives in a combination of cash, stock options and restricted share units (“RSUs”) and long-term incentives in the form of awards under the Option Plan and the RSU Plan. Each of the executives, at the start of the year, in agreement with the Compensation Committee and the Board establishes for each executive with both corporate and individual objectives. The overall objectives for 2019 addressed the following key performance areas:

●
Health, Safety, Environment and Management
●
Share Price Performance (as compared to the Comparator Group)
●
Advancing the Eau Claire Project
●
Attracting New Investors and Equity Financing
●
Corporate Development & Assessment of Strategic Alternatives
●
Value Creation

The sub tasks and weighting varies for each member of management to incent them most in areas within their functional expertise.

Base Salary: The Company provides executive officers with base salaries that represent a fixed element of compensation as their minimum compensation for services rendered. The base salary of executive officers depends on the scope of their experience, responsibilities, leadership skills, performance, length of service, general industry trends and practices, competitiveness and the Company’s existing financial resources. Base salaries are established upon hiring in employment contracts, and are reviewed annually based on the Compensation Committee's recommendations to the Board. In making its recommendations, the Compensation Committee annually reviews the base salaries of the executive officers of the Company against the base salaries of executive officers in comparable positions of the Comparator Group. The Compensation Committee also reviews third party compensation reports (Bedford 2019 Mining Industry Compensation Survey and the 2019 Global Mining Compensation Survey by Global Governance Advisors) in making its recommendations.

STIP/Annual Bonus:

STIP/Annual Bonus: In addition to base salary, the Company may award executive officers of the Company with short-term incentive awards in the form of an annual bonus. While the annual bonus is intended to be a cash bonus, actual payment of the annual bonus may be made in a combination of cash and security-based compensation (RSUs and/or stock options). Discretionary annual bonus payments are awarded to executive officers of the Company by the Board, based on the recommendations of the Compensation and Nominating Committee, after taking into account achievement of performance targets in the following areas:

●
Health Safety and Environment 15% weighting. In fiscal 2019 the Committee determined that only 5% of the 15% was achieved due to a few lost time accidents with the Eastmain drill contractor
●
Share Price Performance 20% weighting. In fiscal 2019 the Committee compared the Eastmain share price performance to a number of peers. The Committee determined that only 0% of the 20% was achieved
●
Eau Claire Project 10% weighting. In fiscal 2019 the Committee determined that only 6% of the 10% performance targets were achieved
●
New Strategic Investors and Equity Financing 15% weighting. In fiscal 2019 the Committee determined 0% of the 15% was achieved
●
Corporate Development Strategic Alternatives 25% weighting. In fiscal 2019 the Committee determined 10% of the 25% was achieved with the notable achievement the optioning of the Eastmain property
●
Value Creation 15% weighting. In fiscal 2019 determined 0% of the 15% was achieved
●
The overall corporate scorecard was 21%

The Committee recommended that no short term incentives would be awarded for fiscal 2019 performance and the Board resolved that no STIP be awarded for fiscal 2019.

LTIP/Security-Based Compensation: Long-term incentive compensation is also provided through the granting of equity incentives under the Option and RSU Plans which were established for the benefit of full-time employees, officers and directors of the Company and its affiliates, as well as individuals engaged to provide consulting, technical, management services to any of the foregoing. The Option Plan and the RSU Plan are administered by the Board. The RSU Plan provides for the payment of bonus compensation in the form of Common Shares delivered upon the vesting of the RSU. RSUs are typically subject to variable vesting provisions depending on whether it is considered long term or short-term compensation. Stock option grants also typically vest over a period of time and expire on the fifth anniversary of the grant. Participants in the Option Plan benefit only if the market value of the Common Shares at the time of option exercise is greater than the exercise price of the Options set at the time of grant. Equity incentive awards are designed to motivate executives to achieve long-term sustainable business results, align their interests with those of shareholders and to attract and retain executives. Awards are made based on a variety of factors, such as the need to attract or retain key individuals, competitive market conditions and internal equity. Management of the Company believes that security-based compensation arrangements and similar plans are a critical component of the Company’s compensation arrangements and are necessary and vital to attracting and retaining key individuals and maintaining alignment with shareholders' interests.

Perquisites and Other Personal Benefits: In addition to the compensation described above, each of the Named Executive Officers is entitled to receive other benefits during the term of employment, which may include all or some of health, dental and vision insurance, vacation, sick leave, term life insurance and disability insurance.

During the fiscal year ended October 31, 2019, (i) the President and Chief Executive Officer of the Company received a salary of $276,440, short-term incentives of $67,759, stock options valued at $16,959 based on the Black-Scholes valuation model and RSUs valued at $50,819; (ii) the Chief Financial Officer and Vice-President, Corporate Development of the Company received a salary of $175,905, short-term incentives of $46,530, stock options valued at $11,647 and RSUs valued at $34,898; (iii) the Vice-President, Exploration of the Company received $217,580 for remuneration of services rendered on a per diem basis, stock options valued at $4,731, based on the Black-Scholes valuation model and RSUs valued at $14,182.

COMPENSATION OF EXECUTIVE OFFICERS

The following table provides information regarding compensation of each of President and Chief Executive Officer, Chief Financial Officer of the Company, Vice-President, Exploration, Exploration Manager and Project Engineer of the Company (the “Named Executive Officers” or “NEOs”) for the fiscal years ended October 31, 2017, 2018 and 2019. The Company had no other executive officers whose total compensation amounted to $150,000 or more during its most recently completed financial year.

Due to challenges encountered internally, in the capital markets and throughout the mining industry, employees were asked to reduce their salaries to 60% for a period within the year.  As a result of the cash preservation efforts, Eastmain was able to stretch its cash balance and align with shareholder interests.

Summary Compensation Table – Years Ended October 31, 2017, 2018 and 2019
Name and Principal Position	Fiscal Year Ended October 31	Salary	Share based awards (2)	Option based awards (3)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
					Annual Incentive Plans	Long- term Incentive Plans
Claude Lemasson (4) President, Chief Executive Officer and a Director	2019	$276,440	$50,819	$16,959	$67,759	Nil	Nil	Nil	$411,977
	2018	$290,670	$58,500	$74,916	$105,000	Nil	Nil	Nil	$529,086
	2017	$285,000	$24,360	$95,642	$57,000	Nil	Nil	Nil	$462,002
Joe Fazzini Chief Financial Officer and Vice President, Corporate Development	2019	$175,905	$34,898	$11,647	$46,530	Nil	Nil	Nil	$268,980
	2018	$183,461	$40,500	$25,167	$85,000	Nil	Nil	Nil	$334,128
	2017	$180,000	$13,920	$75,000	$45,000	Nil	Nil	Nil	$313,920
Bill McGuinty (1) Vice-President, Exploration	2019	Nil	$14,182	$4,731	Nil	Nil	Nil	$217,580	$236,493
	2018	Nil	$22,500	$15,083	Nil	Nil	Nil	$199,900	$237,483
	2017	Nil	$9,048	$42,720	Nil	Nil	Nil	$233,230	$284,998
Manuel Ng-Lai Project Engineer	2019	167,954	13,332	4,449	Nil	Nil	Nil	Nil	185,735
	2018	206,231	0	15,878	Nil	Nil	Nil	Nil	222,109
	2017	146,538	0	44,619	Nil	Nil	Nil	Nil	191,157
Carl Corriveau Exploration Manager	2019	171,954	12,600	4,202	Nil	Nil	Nil	Nil	188,756
	2018	193,600	0	13,231	Nil	Nil	Nil	Nil	206,831
	2017	160,000	0	21,511	Nil	Nil	Nil	Nil	181,511

Notes:

(1)
Mr. McGuinty provides professional exploration and management services via OTD Exploration Services Inc., a private corporation of which he is the President. Mr. McGuinty’s services were billed at a daily rate of $800/workday at the time of signing. In January 2017, 2018 and 2019, Mr. McGuinty’s daily rate was increased to $840/day, $880/day and $924/day, respectively. Fees paid to OTD Exploration Services are reflected in “All other compensation” category.

(2)
The values in this column do not represent a cash payment. The values in this column represent the fair value of shares granted to Mr. Lemasson, Mr. Fazzini and Mr. McGuinty on the date of vesting. The value of the shares granted since the vesting date may have increased, decreased or remained the same with no cash benefit received until the final sale of the underlying securities.

(3)
The values in this column do not represent a cash payment. The values in this column represent the estimated fair value for pricing of options granted to Mr. Lemasson, Mr. Fazzini and Mr. McGuinty using the Black-Scholes model for valuation of options granted to NEOs, which may or may not be realized in the future. The “estimated fair value,” as determined by using the Black-Scholes model, is a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation. In fact, stock options that are well out-of-the-money can still have a significant “fair value” based on a Black-Scholes valuation, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair-value amounts with cash compensation or an in-the-money option value calculation. The same caution applies to the total compensation amounts shown in the last column above, which are based in part on the grant date fair-value amounts set out in the column for option-based awards.

(4)
Subsequent to the year-end, on December 6, 2019, Claude Lemasson stepped down from his role as President, CEO and director with the Company. Mr. Blair Schultz, a long-standing director, was appointed as Interim President and CEO.

(5)
Bonus payments shown as 2019 are for bonus payments awarded in fiscal 2018 i.e. after year end.

Outstanding Share-Based Awards and Option-Based Awards

Set forth in the table below is a summary of all share-based and option-based awards held by each of the Named Executive Officers outstanding as of October 31, 2019.

	Option-Based Awards				Share-Based Awards (RSU)
Name	Number of securities underlying unexercised options (#)(3)	Option exercise price	Option expiration date	Value of unexercised in- the-money options (1)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (4)
Claude Lemasson	375,000	$0.60	17-Jun-21	Nil	108,334	$13,000
	350,000	$0.51	02-Jan-22
	175,000	$0.355	14-Sep-22
	325,000	$0.18	18-Sep-23
	192,500	$0.15	28-Jan-24
Joe Fazzini	200,000	$0.60	17-Jun-21	Nil	75,000	$9,000
	175,000	$0.51	02-Jan-22
	100,000	$0.355	14-Sep-22
	225,000	$0.18	18-Sep-23
	132,200	$0.15	28-Jan-24
Bill McGuinty	100,000	$0.60	17-Jun-21	Nil	41,667	$5,000
	100,000	$0.51	02-Jan-22
	65,000	$0.355	14-Sep-22
	125,000	$0.18	18-Sep-23
	53,700	$0.15	28-Jan-24
Manuel Ng Lai	100,000	$0.60	17-Jun-21	Nil	88,880	Nil
	75,000	$0.51	2-Jan-22
	100,000	$0.355	14-Sep-22
	150,000	$0.180	18-Sep-23
	50,000	$0.150	28-Jan-24
Carl Corriveau	60,000	$0.81	22-Aug-21	Nil	84,000	Nil
	100,000	$0.355	14-Sep-22
	125,000	$0.180	18-Sep-23
	47,700	$0.150	28-Jan-24

Notes:

(1)
Based upon the closing price of the Common Shares as at October 31, 2019, which was $0.12 per share.
(2)
These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(3)
These stock options vest as to 1/3 on date of grant; 1/3 on the first anniversary after date of grant; and 1/3 on the second anniversary after date of grant.
(4)
The market value of share-based awards is derived by multiplying the unvested RSUs by the share price as of October 31, 2019. The actual value of these share-based awards, if any, will be realized on disposition of the shares.

Incentive Plan Awards – Value Vested During the Year

Set forth below is a summary of the value vested during the fiscal year ended October 31, 2019, in respect of all option-based and share-based awards and non-equity incentive plan compensation granted to the Named Executive Officers.

Name	Option-based awards – value vested during the year (1)	Share-based awards – value vested during the year (2)	Non-equity incentive plan compensation – value earned during the year
Claude Lemasson	$36,466	$50,819	Nil
Joe Fazzini	$23,928	$34,898	Nil
Bill McGuinty	$12,377	$14,182	Nil
Carl Corriveau	$12,215	$12,600	0
Manuel Ng Lai	$14,268	$13,332	0

Notes:

(1)
Based on the Black-Scholes option pricing model estimated value at the date of vesting.
(2)
Based on the market share price at grant date.

For further details concerning the incentive plans of the Company, please see “Summary of Stock Option Plan” below.

EMPLOYMENT CONTRACTS

Superseding any previous agreement, the Company entered into an employment agreement dated November 1, 2016, as amended January 1, 2019 (the “Lemasson Agreement”) providing for Mr. Lemasson’s services as the President and Chief Executive Officer of the Company, which provides that the Company is to pay Mr. Lemasson a salary of $300,000 per year payable in equal monthly installments, subject to annual review by the Board, and provides that Mr. Lemasson is eligible for discretionary bonuses under the Company’s short-term and long-term incentive plans. In addition, the Company agreed to reimburse Mr. Lemasson for reasonable out-of-pocket expenses incurred from time to time. The Lemasson Agreement may be terminated as follows:

(i)
automatically upon the death of Mr. Lemasson;

(ii)
by the Company, in the event of Disability, the Executive will be entitled to the following (collectively, the “Severance Payment”):

a
Salary. The Company shall provide the Executive with a lump sum payment equal to 12 months of Base Salary (the “Severance Period”). The Executive’s participation in the Company’s benefits programs shall also be continued through the Severance Period to the maximum extent permitted under applicable plan terms.

b
Bonus. The Company shall provide the Executive with a lump sum payment equal to the bonus he would have earned through the Severance Period based on the bonus stated in this agreement.

c
Options. The Executive’s options shall remain exercisable for a period of 30 days before expiring and shall otherwise be treated in accordance with the terms of the Company’s share option plan in effect at the time.

(iii)
by the Company for cause;

(iv)
by the Company without cause, upon payment of the Severance Payment;

(v)
by Mr. Lemasson upon two months written notice; or

(vi)
by Mr. Lemasson at any time for “good reason” (as defined in the Lemasson Employment Agreement), in which event he shall be entitled to receive the Severance Payment.

Also, in the event of a Change of Control (as defined in the Lemasson Agreement), if the Company terminates the employment of Mr. Lemasson without cause, or Mr. Lemasson resigns with “good reason”, within twelve months of the Change of Control, the Company will pay to Mr. Lemasson an amount equal to 24 months’ base salary and a lump sum payment equal to the bonus he would have earned through such 24 month period, as calculated in accordance with the terms of the Lemasson Agreement. Effective December 6, 2019, Mr. Lemasson ceased to be President and Chief Executive Officer and a director of the Company to spend time with his family and to pursue other opportunities.

The Company entered into an employment agreement effective June 20, 2016 as amended January 1, 2019 (the “Fazzini Agreement”) providing for Mr. Fazzini’s services as the Chief Financial Officer & Vice President Corporate Development of the Company. Pursuant to the Fazzini Agreement the Company pays Mr. Fazzini a base salary of $190,000 per year, subject to annual review by the Board. Under the agreement Mr. Fazzini is also eligible for discretionary bonuses under the Company’s short-term and long-term incentive plans. In addition, the Company agrees to reimburse Mr. Fazzini for reasonable out-of-pocket expenses incurred from time to time. The Fazzini Agreement may be terminated as follows:

(i)
automatically upon the death of Mr. Fazzini;

(ii)
by the Company in the event of the disability of Mr. Fazzini, upon payment of twelve months’ base salary and a lump sum payment equal to the bonus he would have earned through such 12-month period, as calculated based on the two prior years’ bonuses (collectively, the “Fazzini Severance Payment”);

(iii)
by the Company for cause;

(iv)
by the Company without cause, upon payment of the Fazzini Severance Payment;

(v)
by Mr. Fazzini upon two months written notice; or

(vi)
by Mr. Fazzini at any time for “good reason” (as defined in the Fazzini Agreement), in which event he shall be entitled to receive the Fazzini Severance Payment.

In addition to the foregoing, the Fazzini Agreement also provides that in the event the Company terminates the employment of Mr. Fazzini without cause, or Mr. Fazzini resigns with “good reason”, in either case within 12 months of the date of a Change of Control (as defined therein) the Company will pay to Mr. Fazzini an amount equal to 24 months’ base salary and a lump sum payment equal to the bonus he would have earned through such 24 month period, as calculated in accordance with the terms of the Fazzini Agreement.

COMPENSATION OF DIRECTORS

During various periods in 2019, Directors deferred receipt of their fees and voluntarily reduced their fees to 50% to help maintain cash balances in the Company. Challenges were encountered internally, in the capital markets and throughout the mining industry.

During the year-ended October 31, 2019, each independent director became entitled to receive an annual fee of $25,000; the non-executive Chairman (the “Chairman”) became entitled to receive $25,000 as a director in addition to an annual fee of $60,000 in consideration of his services as Chairman; the chair of the Audit Committee became entitled to receive an additional annual fee of $10,000, and the additional members of the Audit Committee each became entitled to receive an additional fee of $4,000 per year; the chair of the Governance and Nominating Committee became entitled to receive an additional annual fee of $5,000; the chair of the Technical, Health and Safety Committee became entitled to receive an additional annual fee of $5,000; and the chair of the Compensation Committee became entitled to receive an additional annual fee of $5,000. Members of committees other than Audit receive an annual retainer of $2,000. There is no payment of per meeting fees.

Directors who are not officers are also entitled to receive compensation to the extent that they provide services to the Company at rates that would be charged by such directors for such services to arm’s length parties. During the fiscal year ending October 31, 2019, no cash fees were paid to a director of the Company who was not also an officer, in exchange for services rendered. In addition, directors are reimbursed for travel and other out-of-pocket expenses incurred in attending directors’ and shareholders’ meetings.

Directors are eligible to participate in the stock option plan of the Company. As of March 6, 2020, the Company had outstanding options to purchase 12,869,933 Common Shares, of which 2,175,000 have been granted to independent directors of the Company.

The Company maintains Directors and Officers Liability Insurance. The current policy of insurance is in effect until March 27, 2020 and a premium of $50,709 has been paid by the Company. No portion of the premium is directly paid by any of the directors. The aggregate insurance coverage obtained under the policy is limited to $20,000,000 with a deductible limit of $25,000 per claim. No claims have been made or paid under such policy.

Director Compensation

The following table provides a summary of all annual and long-term compensation for services rendered in all capacities to the Company for the fiscal year ended October 31, 2019, in respect of the individuals who were, during the fiscal year ended October 31, 2019, directors of the Company other than the Named Executive Officers.

Name	Fees Earned	Share based awards	Option based awards (1)	Non-equity incentive plan compensation	Pension value	All other compensation	Total
Laurence (Laurie) Curtis	$74,015	Nil	$10,439	Nil	Nil	Nil	$84,454
Michael Hoffman	$31,200	Nil	$7,218	Nil	Nil	Nil	$38,418
Blair Schultz	$33,800	Nil	$7,218	Nil	Nil	Nil	$41,018
Hervé Thiboutot (2)	$27,733	Nil	$12,878	Nil	Nil	Nil	$40,611
Maura Lendon (3)	$38,450	Nil	$12,193	Nil	Nil	Nil	$50,643

Notes:

(1)
The values in this column do not represent a cash payment. The values in this column represent vesting of option-based awards based on the estimated fair value, at grant date, for options granted to directors using the Black-Scholes model. While the Black-Scholes model calculates an estimated fair value, these amounts may or may not be realized in the future and are wholly dependent on share price performance. The estimated fair value, as determined by using the Black-Scholes model, is a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple “in-the money” value calculation. In fact, stock options that are well out-of-the-money can still have a significant “fair value” based on a Black-Scholes valuation, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair-value amounts with cash compensation or an in-the-money option value calculation. The same caution applies to the total compensation amounts shown in the last column above, which are based in part on the grant date fair-value amounts set out in the column for option-based awards.
(2)
Mr. Thiboutot was appointed to the board of directors on April 27, 2017.
(3)
Ms. Lendon was appointed to the board July 31, 2018. Fees from 2018 were carried over to 2019

Outstanding Share-Based Awards and Option-Based Awards

Set forth in the table below is a summary of all share-based and option-based awards held by each of the directors of the Company other than the Named Executive Officers as of October 31, 2019.

Option-Based Awards					Share-Based Awards
Name	Number of securities underlying u nexercised options (#)(2)	Option exercise price	Option expiration date	Value of unexercised in- the-money options (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Laurie Curtis	350,000	$0.32	28-Sep-20	Nil	50,000	Nil
	100,000	$0.355	14-Sep-22
	150,000	$0.18	18-Sep-23
Michael Hoffman	250,000	$0.36	11-Mar-21	Nil	33,333	Nil
	75,000	$0.355	14-Sep-22
	100,000	$0.18	18-Sep-23
Hervé Thiboutot	50,000	$0.62	25-Jul-21	Nil	33,333	Nil
	250,000	$0.42	15-May-22
	75,000	$0.355	14-Sep-22
	100,000	$0.18	18-Sep-23
Blair Schultz	250,000	$0.60	17-Jun-21	Nil	33,333	Nil
	75,000	$0.355	14-Sep-22
	100,000	$0.18	18-Sep-23
Maura Lendon	250,000	$0.18	18-Sep-23	Nil	83,333	Nil

Notes:

(1)
Based upon the closing price of the Common Shares as at October 31, 2019, which was $0.12 per share.
(2)
These options vest as to 1/3 of the number of options on the date of grant; as to 1/3 of the number of options on the first anniversary of the date of grant; and as to 1/3 of the number of options on the second anniversary of the date of grant.

Incentive Plan Awards – Value Vested During the Year

Set forth below is a summary of the value vested during the fiscal year ended October 31, 2019, in respect of all option-based and share-based awards and non-equity incentive plan compensation granted to the directors of the Company, other than the Named Executive Officers.

Name	Option-based awards – value vested during the year (1)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Laurie Curtis	$10,439	Nil	Nil
Michael Hoffman	$7,218	Nil	Nil
Blair Schultz	$7,218	Nil	Nil
Hervé Thiboutot	$12,878	Nil	Nil
Maura Lendon	$12,193	Nil	Nil

Notes:

(1)
Based on the Black-Scholes option-pricing model estimated value at the date of vesting.

PERFORMANCE GRAPH

The following graph and table compare the cumulative shareholder return for $100 invested in the Common Shares of the Company against the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index from October 31, 2014 to October 31, 2019.

	Oct. 31, 2014	Oct. 31, 2015	Oct. 31, 2016	Oct. 30, 2017	Oct. 31, 2018	Oct. 31, 2019
Eastmain Resources Inc.	100	169.77	334.88	137.21	74.42	53.49
S&P/TSX Composite Index	100	95.38	107.51	119.85	115.76	131.1
S&P/TSX Global Gold Index	100	100.72	170.04	148.86	124.1	194.3

SECURITIES AUTHORIZED FOR
ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Company as at October 31, 2019. As of such date and as of the date hereof, the Plan is the only equity compensation plan of the Company.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] (c)
Equity compensation plans approved by security holders	12,976,660	$0.54	9,232,735
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	12,976,660	$0.54	9,232,735

Note:

(1) Calculated based upon 10% of the total number of issued and outstanding Common Shares.

SUMMARY OF STOCK OPTION PLAN

A stock option plan can be one of the most effective ways to instill a genuine sense of loyalty, commitment, cooperation and concern for the interests of a Company. The Plan is designed to motivate and retain directors, officers, key employees, and other service providers, and to align their interests with those of the Company’s shareholders. Participation in the Plan rewards overall corporate performance, as measured through the price of the Common Shares. In addition, the Plan enables executives, including directors, to develop and maintain a significant ownership interest in the Company. As such, the Plan also contributes capital to the Company as participants pay the Company to exercise their options.

Long-term incentives for executive officers and directors have been provided through stock options granted under the Plan. As the Company is in the growth stage, stock options are used to provide incentives to the directors and executive officers of the Company and are intended to be an important part of compensation. The Company may amend its stock option policies as it evolves in the future and continues to review the appropriateness of all forms of compensation paid to its directors and executive officers.

The purpose of the Plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with an opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth. All options that have been granted under the Plan have been issued at an exercise price not less than the market price of the Common Shares on the date of the grant, where “market price” shall mean the prior trading day closing price of the shares of the Company on any stock exchange on which the shares are listed, and where there is no such closing price, “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed.

The options are non-assignable (except in the event of death of an optionee) and may be granted for a term not exceeding ten years. In 2016, the Company amended the Option Plan to reduce the term of options to no more than five years. The Plan provides that in the event that the expiry of an option falls within, or within two business days of the expiry of, a trading blackout period imposed by the Company (the “Blackout Period”), the expiry date of such option shall be automatically extended to the 10th business day following the end of the Blackout Period. The Plan contains no provision for the transformation of stock options into stock appreciation rights. Options may be granted under the Plan by the Board or any committee established for the purpose thereof, only to directors, officers, employees, insiders and other specified service providers. An optionee shall have no rights whatsoever as a shareholder (including any right to receive dividends or other distributions therefrom or thereon) in respect of any unexercised or unpurchased and unpaid-for options.

Under the Plan, (i) should a service provider who is an optionee voluntarily resign from the Company such optionee will have 30 days from the date of resignation to exercise options; (ii) should an optionee’s employment be terminated for cause (as determined at the sole discretion of the Company) said optionee’s options would expire upon the date of termination; (iii) should an optionee die, retire or be subject to a leave of absence, such optionee, or their estate, would have one year following the date of death, retirement or leave in which to exercise options; (iv) should an optionee cease to be a service provider for any other reason, such optionee would have 90 days from the cessation of provision of services in which to exercise options. The Board, or any committee of the Board appointed for the purpose of administering the Plan, has the discretion to extend these periods of time within the date of expiry of the options in each case on a case by-case basis.

The aggregate number of Common Shares which may be issued under the Option and RSU Plan will not exceed 10% of the total number of Common Shares issued and outstanding from time to time. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Plan, and any exercises of options will make new grants available under the Plan, effectively resulting in a re-loading of the number of options available to grant under the Plan.

As of March 6, 2020, an aggregate of 16,297,933 options (representing approximately 6.2% of the issued and outstanding Common Shares as of March 6, 2020), are currently outstanding. Accordingly, the Company may grant an additional 10,086,246 options (less 116,666 RSU’s outstanding as at March 6, 2020) under the Plan, based upon the aggregate of 286,808,095 Common Shares issued and outstanding as of March 6, 2020.

The aggregate number of Common Shares issued to insiders within any 12-month period, or issuable to insiders at any time, under the Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Common Shares during such period of time.

The exercise price of options granted under the Plan may not be lower than the market price of the Common Shares at the time the option is granted. Options issued under the Plan vest at the discretion of the Board or committee established for the purpose of administering the Plan, as applicable.

The Board or committee, as applicable, may at any time amend or terminate the Plan subject to certain conditions, but where amended, such amendment will be subject to applicable regulatory and shareholder approval.

Under the Plan, the issuance of Common Shares to non-employee directors shall be the lesser of (i) a reserve of 1% of the Common Shares outstanding in aggregate to all directors over the life of the Option Plan; and (ii) an annual equity award value per director of $100,000 worth of options or $150,000 worth of Common Shares.

The Board may make the following amendments to the Plan without having to obtain shareholder approval, including without limitation: minor “house-keeping” changes; vesting period and provision; exercise method and frequency; subscription price; method of determining subscription price; assignability; amendments to the termination provisions of options or the Plan (which does not entail an extension beyond the original expiry date thereof); changing the class of participants eligible; changing the terms and conditions of any financial assistance which may be provided by the Company to participants to facilitate the purchase of Common Shares under the Plan; and the inclusion of cashless exercise provisions in the Plan or in any option granted thereunder, which provide for a full deduction of the number of underlying securities from the Plan reserve. However, shareholder approval is required for amendments to: the expiry date of stock options granted under the Plan; removing or exceeding the insider participation limits under the Option Plan; eligible participants under the Option Plan that may permit the introduction or re-introduction of non-employee directors on a discretionary basis; extend the term of an option beyond the original expiry thereof whether held by an insider or otherwise; the limits imposed on non-employee director participation; the amendment provisions of the Plan including any amendment that extends the term of options beyond their original expiry; any amendment that would permit options granted under the Plan to be transferable or assignable, other than for normal estate settlement purposes; any increase in the maximum number of Common Shares that may be issued under the Plan; a change in the manner of determining the minimum price; and any reduction in the exercise price or the cancellation and re-issue of options or other entitlements.

SUMMARY OF RSU PLAN

The restricted share unit plan of the Company (the “RSU Plan”) provides for the acquisition of Common Shares by participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of employees and directors of the Company and its affiliates and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of Common Shares by key employees and directors of the Company and its affiliates, it being generally recognized that restricted share unit plans aid in attracting, retaining and encouraging employees and directors due to the opportunity offered to them to acquire a proprietary interest in the Company. The following summary of the RSU Plan is qualified in its entirety to the full text of the RSU Plan attached at Appendix “I” to Schedule “A” to this Information Circular, to which reference should be made.

Long-term incentives for participants have been provided through restricted share units (“RSUs”) granted under the RSU Plan. As the Company is in the growth stage, RSUs are used to provide incentives to the directors and employees of the Company and are intended to be an important part of compensation while also preserving cash. The Company may amend its RSU policy as it evolves in the future and continues to review the appropriateness of all forms of compensation paid to its directors and employees.

RSUs are non-assignable (excepting in the event of death of the RSU recipient). RSUs may be granted under the plan by the Board or any committee established for the purpose thereof, only to eligible directors, officers and employees of the Company. An RSU recipient shall have no rights whatsoever as a shareholder in respect of any unvested RSUs, including any right to receive dividends or other distributions therefrom or thereon, provided however that in the event a cash dividend is paid on the Common Shares while an RSU is outstanding, the Board or committee may elect to credit the participant with additional RSU’s in accordance with the terms of the RSU Plan.

The Board or committee shall have the right to grant RSUs to any eligible participant, to acquire any number of Common Shares in consideration of past services to the Company, subject to the RSU Plan and with such restrictions as the Board or committee may determine. At the time of grant, the Board or committee shall designate a restricted period for the RSUs (the “Restricted Period”). At the end of the applicable Restricted Period, and without the payment of additional consideration, the Company shall issue one Common Share to the participant for each such RSU held, all in accordance with the terms and conditions of the RSU Plan.

Under the RSU Plan: (i) should an RSU recipient voluntarily resign, retire or be terminated from the Company during the Restricted Period, all unvested RSUs will immediately terminate and be of no further force or effect; provided however, that the Board or committee shall have the absolute discretion to modify the grant of the RSUs to provide that the Restricted Period shall terminate immediately prior to the termination or retirement; (ii) should an RSU recipient die or become disabled, all unvested RSUs will vest on the date of death or date in which the participant is deemed to be totally disabled; and (iii) in the event of a “change of control” of the Company (as defined in the RSU Plan), and within 12 months of such “change of control”, the Company terminates the employment of an RSU recipient for any reason other than just cause, then all RSUs outstanding shall immediately vest on the date of such termination notwithstanding the Restricted Period. In any event, upon a “change of control”, holders of RSUs shall not be treated any more favourably than shareholders of the Company with respect to the consideration that such parties would be entitled to receive for their Common Shares.

The aggregate number of Common Shares which may be issued under the RSU Plan will not exceed (i) 5% of the total number of Common Shares issued and outstanding from time to time; or (ii) 10% of the total number of Common Shares issued and outstanding from time to time when taken together with all other security based compensation arrangements of the Company. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the RSU Plan, and any vesting of RSU’s will make new grants available under the RSU Plan, effectively resulting in a re-loading of the number of RSU’s available to grant under the RSU Plan.

The maximum number of Common Shares issuable to “insiders” of the Company (as determined pursuant to the RSU Plan) pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding, and the maximum number of Common Shares issued to such “insiders” within any one year period pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

The maximum number of Common Shares issuable to non-employee directors, at any time, pursuant to the RSU Plan and any other security-based compensation arrangements of the Company is 1% of the total number of Common Shares then outstanding, and the total annual grant to any one non-employee director, within any one-year period, pursuant to the RSU Plan and any other security-based compensation arrangements of the Company shall not exceed a maximum grant value of $150,000 worth of securities, all as determined in accordance with the RSU Plan.

The Board or committee may from time to time in its discretion and without shareholder approval amend, modify and change the provisions of the RSU Plan including (i) amendments of a housekeeping nature; and (ii) the change to the Restricted Period of any RSU. However, any amendment, modification or change to the RSU Plan which would:

(a)
increase the number of Common Shares or maximum percentage of Common Shares, other than by virtue of Section 5.06 of the RSU Plan, which may be issued pursuant to the RSU Plan;

(b)
reduce the range of amendments requiring shareholder approval contemplated in the RSU Plan;

(c)
permit RSUs to be transferred other than for normal estate settlement purposes;

(d)
change insider participation limits which would result in shareholder approval to be required on a disinterested basis;

(e)
change non-employee directors’ participation limits; or

(f)
materially modify the requirements as to eligibility for participation in the RSU Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company. In addition, any amendment, modification or change of any provision of the RSU Plan shall be subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Company.

At the Meeting, shareholders will be invited to reapprove the RSU Plan in accordance with the requirements of the Toronto Stock Exchange. See “Particulars of Matters to be Acted Upon – Approval of RSU Plan”.

AUDIT COMMITTEE

Additional information concerning audit committee matters, including the qualifications of members, audit fees paid and the text of the audit committee charter are set forth in the Annual Information Form of the Company for the fiscal year ended October 31, 2019, and can be found on SEDAR.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The board of directors is committed to acting in the best interests of the Company and its stakeholders. The Board fulfills its role directly and through its standing committees which are focused on the performance of the Company and the continued improvement of the Company’s corporate governance practices. Below is a summary of Eastmain’s corporate governance practices in accordance with the applicable rules and standards of the Canadian Securities Administrators and the TSX.

Governance Practices
Size of Board	5(1)
Number of Independent Directors (%)	5/6 (83%)(1)
Fully Independent Audit, Governance and Nominating, and Compensation Committees	Yes
Majority of Independent Directors on All Other Committees	Yes
Annual Election of Directors	Yes
Average Tenure of Director Nominees (years)	3.5 years
Average Age of Director Nominees	55 years
Mandatory Term Limits for Directors	No
Directors Elected Individually (not by slate)	Yes
Majority Voting Policy for Directors	Yes
Separate Board Chair & CEO	Yes
In Camera Sessions of Independent Directors	Yes
Share Ownership Policies for Directors and Executives, including anti-hedging	Yes
Board Orientation/Education Program	Yes
Code of Business Conduct and Ethics with Annual Certification	Yes
Annual Advisory Vote on Executive Compensation	No
Formal Board Evaluation Process	Yes
Executive Compensation Claw-back Policy	Yes
Diversity Policy	Yes
Shareholder Engagement Policy	No

(1)
On December 6, 2019, Claude Lemasson ceased to be a director of the Company resulting in a vacancy on the board which has not been filled. Mr. Lemasson was the only non-independent director on the board as he also was President & CEO. While Mr. Schultz is serving as interim-President and CEO, he will not be considered an independent director.

National Policy 58-201 of the Canadian Securities Administrators has set out a series of guidelines for effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 (“NI 58-101”) of the Canadian Securities Administrators requires the disclosure by each listed company of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual companies will result in varying degrees of compliance.

Set out below is a description of the Company’s approach to corporate governance in relation to the Guidelines.

Exercise of Independence by the Board of Directors

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Company. A “material relationship” is defined as a relationship which could, in the view of the Board, reasonably be expected to interfere with such member’s independent judgment.

As at October 31, 2019, the Board was comprised of six (6) members. Mr. Lemasson was not considered to be “independent” within the meaning of NI 58-101 as a result of his roles as President and Chief Executive Officer of the Company.

Messrs. Curtis, Hoffman, Schultz and Thiboutot and Ms. Lendon are each considered to be “independent” directors within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Company. The basis for this determination includes, among other things, that throughout the fiscal year ended October 31, 2019, none of the independent directors worked for the Company, received remuneration from the Company or had material contracts with or material interests in the Company which could interfere with their ability to act with a view to the best interests of the Company.

The Board believes that it functions independently of management. To enhance its ability to act independently of management, the Board may meet in the absence of members of management and the non-independent directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

Other Reporting Issuer Experience

The Company acknowledges that its directors gain a benefit from service on boards of other companies, to the extent such service does not conflict significantly with the interests of the Company. The Governance and Nominating Committee evaluates the nature of, and time involved in, a director’s service on other boards to determine if an individual director is suitable for election or re-election.

Mr. Curtis also currently serves as a director of Excellon Resources Inc.

Mr. Hoffman also currently serves as director of 1911 Gold Corp.

Mr. Schultz also currently serves as a director of 1911 Gold Corp.

Meeting Attendance Record

The Board held six (6) board and thirteen (13) committee meetings during the fiscal year ended October 31, 2019. The independent directors also hold separate meetings (in camera meetings) when necessary at which non-independent directors and members of management are not present. The independent directors held four (4) in camera meetings during the fiscal year ended October 31, 2019.

The information set forth below reflects the attendance of each director of the Company at each meeting of the Board and the various committees thereof during the fiscal year ended October 31, 2019.

Name	Board of Directors Meetings (6 in total)	Committee Meetings
		Audit (4 in total)	Compensation (3 in total)	Technical, Health, Safety and Environment (3 in total)	Governance and Nominating (3 in total)
Claude Lemasson(3)(6)	6/6	N/A	N/A	3/3	N/A
Michael Hoffman(1)(2)(3)	6/6	4/4	5/5	2/2	N/A
Blair Schultz (1)(2)(4)	6/6	4/4	5/5	N/A	2/2
Laurie Curtis (3)(4)(5)	6/6	N/A	N/A	1/2	2/2
Hervé Thiboutot(2)(3)	5/6	N/A	5/5	2/2	N/A
Maura Lendon(1)(4)	6/6	4/4	N/A	N/A	2/2

Notes:

(1)
Members of the Audit Committee
(2)
Members of the Compensation Committee
(3)
Members of the Technical, Health and Safety Committee
(4)
Members of the Governance and Nominating Committee
(5)
Mr. Curtis became a member of the Technical, Health, Safety and Environment Committee on April 25, 2019
(6)
Subsequent to year-end, on December 6, 2019, Claude Lemasson departed the company as President, CEO and director.

In order to ensure that the Board can function independently of management, the independent directors will also, in appropriate circumstances, meet separately from the non-independent director as an ad hoc subcommittee of the Board and appoint a non-executive independent lead director or Chairman from among its members. The Board reviews its procedures on an ongoing basis to ensure that it can function independently of management.

BOARD COMMITTEES

Audit Committee

Chair
Blair Schultz until December 9, 2019 when Mr. Schultz resigned from theAudit Committee and Mr. Mike Hoffman became Chair

Other members
Michael Hoffman, Maura Lendon, Laurie Curtis (effective December 9,2019)

The Audit Committee is currently comprised of three directors, all of whom are both independent and financially literate according to the Board’s independence standards as set out in the Company’s Board Guidelines and applicable Canadian securities laws and regulations. Additional information concerning audit committee matters, including the qualifications of members, audit fees paid and the text of the audit committee charter are set forth in the annual information form of the Company for the fiscal year ended October 31, 2019, which is available on SEDAR at www.sedar.com.

The committee acts pursuant to its mandate which is available for viewing on the Company’s website at www.eastmain.com.

Governance and Nominating Committee

Chair
Maura Lendon

Other members
Laurie Curtis, Blair Schultz

The Governance and Nominating Committee is appointed by the Board to focus on governance that will enhance performance and promote integrity throughout the Company, and to assist the Company and the Board in fulfilling their respective governance responsibilities under applicable law. This committee is responsible for establishing and leading the process for identifying and recruiting suitably qualified directors, and providing ongoing development for directors. As part of its mandate, this committee, among other things, oversees an annual board effectiveness evaluation process, Board composition and director skills, reviews the Board’s relationship with management to ensure the Board functions independently, develops criteria for directors, recommends nominees for election as directors and for appointment to committees and reviews and monitors orientation and education of directors.

In 2019, the Governance and Nominating Committee continued developing governance initiatives to maintain compliance with regulatory requirements and enhance the Company’s governance practices in-line with current market views of best practices. These policies are implemented in order to reinforce Eastmain’s commitment to alignment with shareholder interests. As standards of good governance are continually evolving, so must the Company’s governance practices. Eastmain intends to be a leading example of good governance among our peer companies and overall industry.

The committee acts pursuant to its mandate which is available for viewing on the Company’s website at www.eastmain.com.

Technical, Health, Safety and Environment Committee

Chair
Hervé Thiboutot

Other members
Michael Hoffman, Laurie Curtis, Claude Lemasson (resigned effective December 6, 2019), Blair Schultz (effective December 9, 2019)

The Technical, Health and Safety Committee assists the Board in fulfilling its oversight responsibilities with respect to: (i) the technical and operational aspects of the Company’s development and exploration sites and programs, including all geological and engineering issues; and (ii) the Company’s environmental, health and safety, and corporate social responsibility policies and programs, and related performance.

The committee acts pursuant to its mandate which is available for viewing on the Company’s website at www.eastmain.com.

Compensation Committee

Chair
Michael Hoffman

Other members
Hervé Thiboutot, Blair Schultz (resigned December 9, 2019), Maura Lendon (effective December 9, 2019)

The Compensation Committee assists the Board in its human resources responsibilities including reviewing and approving the Company’s compensation policies and practices for directors and officers, as well as the development of a continuity plan for officers of the Company.

The committee acts pursuant to its mandate which is available for viewing on the Company’s website at www.eastmain.com.

Executive Search Committee

Chair
Blair Schultz

Other Members
Laurie Curtis, Maura Lendon

The Executive Search Committee is tasked with identifying, assessing and appointing appropriate candidates for the role of the Company’s Chief Executive Officer and President.

Mandate of the Non-Executive Chairman of the Board

Mr. Laurie Curtis currently serves as independent non-executive Chairman of the Board. The non-executive Chairman of the Board is responsible for the leadership of the Board and the overall effectiveness of the Board and its individual directors, allowing the President and Chief Executive Officer to focus on managing the Company. The non-executive Chairman of the Board does not serve as supervisor of the Chief Executive Officer but acts in an advisory or mentorship capacity and sounding board to the President and Chief Executive Officer, and to other officers, with regard to matters concerning the interests of the Board. The Board has ultimate responsibility for the stewardship of the Company.

The non-executive Chairman of the Board is appointed annually by the members of the Board and serves at the pleasure of the Board until such time as his or her successor is appointed. The non-executive Chairman is responsible for the management, development and effective functioning of the Board, providing leadership on Board administration and communications between independent directors as necessary, and in a manner consistent with the approach to corporate governance established from time to time by the Board. The written mandate of the non-executive Chairman includes, among other things, the following:

●
promoting cohesiveness among the directors;

●
assisting the Board in ensuring the integrity of both the Board itself and senior officers, and that such senior officers create a culture of integrity throughout the Company;

●
being satisfied that responsibilities of the Board and its various committees are well understood by all Board members and evaluating the overall effectiveness of the Board;

●
attending, as a non-voting participant, meetings of any committees of the Board (where the non-executive Chairman is not otherwise a member of such committees);

●
together with the Chairman of the Corporate Governance Committee reviewing, from time to time the mandates and functions of various committees of the Board and the chairs of such committees;

●
together with the Chairman of the Corporate Governance Committee ensuring that the Board, committees of the Board, individual directors and senior officers understand and discharge their respective functions and obligation in a manner consistent with the approach to corporate governance established by the Board from time to time; and

●
together with management and the Board, monitoring the conduct of the business of the Company ensuring that it is being conducted in a manner consistent with a commitment to core values, including entrepreneurial spirit, zero harm, respect and integrity, and operational excellence.

A copy of the responsibilities of the non-executive Chair of the Board is available on the Company’s website at www.eastmain.com.

Board Mandate

The mandate of the Board is to supervise the management of the business and affairs of the Company and to act in the best interests of the Company. The Board has plenary power, that is, any responsibility which is not delegated to senior management or to committees of the Board remains with the Board. In discharging its mandate and as part of its overall stewardship responsibility, the Board is ultimately responsible for the oversight and review of the development of, among other things, the following matters:

●
a strategic planning process for the Company;

●
identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage those risks;

●
succession planning including appointing, training and monitoring senior management and new Board recruits;

●
a communications policy for the Company to facilitate communications with investors and other key stakeholders and interested parties; and

●
the integrity of the Company’s internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, the committees of the Board, and the contributions of individual directors of the Board. The Board discharges its responsibilities directly and through its committees, which currently consist of the Audit Committee, the Compensation, the Governance and Nominating Committee, and the Technical, Health and Safety Committee. Generally, the Board meets a minimum of four times each year, once in each fiscal quarter. In addition, the Board may meet from time to time when matters requiring its approval are raised and the timing is such that it is not prudent or possible to wait for a regularly scheduled quarterly meeting. A copy of the mandate and responsibilities of the Board is available on the Company’s website at www.eastmain.com.

Position Descriptions

Given the small size of the Company’s infrastructure and the existence of only two executive officers and six directors, the Board does not feel that it is necessary at this time to formalize position descriptions or corporate objectives for either the Chief Executive Officer or the chairman of the subcommittees of the Board, in order to delineate their respective responsibilities. Accordingly, such roles are delineated on the basis of customary practice.

The Board responds to and, if it considers appropriate, approves, with such revisions as it may require, corporate objectives and recommended courses of action which have been brought forward by management and directors, as well as any committee of the Board. In addition to those matters which must be approved by the Board by law, significant business activities and actions proposed to be taken by the Company are subject to Board approval.

Annual capital and operating budgets and significant changes thereto, long range plans, major changes in the organizational structure of the Company, annual financial statements, major acquisition and disposal transactions, major financing transactions involving the issuance of shares, flow-through securities and the like, acquisitions of properties, long-term contracts with significant cumulative financial commitments, appointment of senior executive officers, benefit plans, stock option plans, RSU, issuance of stock options and succession plans are all subject to approval of the Board or, where appropriate, a duly authorized committee of the Board.

In addition, the Board is responsible for overseeing the strategic direction of the Company, monitoring the performance of the Company’s assets and assessing opportunities for, and risks affecting, the Company’s business and assessing means to effectively deal with the Company’s business.

Orientation and Continuing Education

The Company currently has an informal orientation and education program for new members of the Board in order to ensure that new directors are familiarized with the Company’s business and the procedures of the Board. In particular, new directors receive copies of Board materials and all materials regarding the Company (including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports) and are encouraged to visit and meet with management on a regular basis. The Company and its Board encourage the continuing education of its directors as deemed appropriate. As such, certain directors have attended established Board Effectiveness Training and Financial Reporting Standards courses. At this time, the Company notes that Ms. Lendon, Mr. Schultz and Mr. Hoffman have successfully completed a director education course. Ms. Lendon and Mr. Hoffman have obtained the ICD.D designation and Mr. Schultz the Accredited Director designation. In addition, directors of the Company are invited to conduct property visits on a regular basis.

Ethical Business Conduct

The Governance and Nominating Committee reviews the Company’s Governance policies and monitors the Company’s internal ethical business conduct, and is comprised of three independent directors of the Company. This committee, together with management and the Board as a whole, is responsible for the Company’s approach to corporate governance issues.

The Company has adopted a formal code of business conduct and ethics (the “Code”) to govern the activities of the directors, officers and employees of the Company and to promote a culture of integrity. A complete copy of the Code may be found on SEDAR at www.sedar.com and on the Company’s website at www.eastmain.com. The Board is responsible for monitoring compliance with the Code. In the event that a director or executive officer has a material interest in any transaction being considered by the Board, any such conflict will also be subject to and governed by procedures prescribed by the Business Corporations Act (Ontario) (the “OBCA”), which require a director or officer of a company experiencing such a conflict to disclose his or her interest and refrain from voting on any such matter unless otherwise permitted by the OBCA.

Compensation of Directors

The Compensation Committee of the Board is comprised of three independent directors.

The Compensation Committee periodically reviews the compensation paid to directors and officers based on such factors as time commitment, level of responsibility and the Company’s current position as an exploration company with no regular revenues from operations. See also “Compensation Discussion and Analysis” above.

The Compensation Committee’s responsibilities include reviewing and making recommendations to the Board regarding any equity or other compensation plan and regarding the total compensation package of the Company’s Chief Executive Officer, Chief Financial Officer, other officers of the Company and the Board and assisting with preparing and reviewing annually the executive compensation disclosure to be included in the Company’s management information circular.

Technical Health, Safety and Environment

The Technical, Health, Safety and Environment Committee of the Board is comprised of two independent directors and one executive director. The Technical, Health, Safety and Environment Committee is responsible for assisting the Board in carrying out its responsibilities overseeing the mineral exploration and development activities of the Company from a technical, financial and scheduling perspective.

Other Board Committees

The Board currently has no standing sub-committees other than the Audit Committee, the Compensation Committee, the Governance and Nominating Committee and the Technical, Health, Safety and Environment Committee. The Board also appoints other ad hoc committees from time to time. All committees other than the Technical, Health, Safety and Environment Committee are composed entirely of independent directors. The functions of the Compensation Committee are performed by Mike Hoffman (Chair), Hervé Thiboutot and Maura Lendon. The functions of the Governance and Nominating Committee are performed by Maura Lendon (Chair), Laurie Curtis and Blair Schultz. The functions performed by the Technical, Health and Safety Committee are undertaken by Hervé Thiboutot (Chair), Mike Hoffman, Laurie Curtis and Blair Schultz. Due to the size of the Company and the fact that the Board is comprised of a majority of independent directors, all other matters are considered by the Board as a whole, with consideration as warranted from outside advisors and management. Following the Meeting, the Board committees will be reconstituted with the directors of the Company at such time.

Assessments

Based on the nature of the business of the Company and size of the Board, the current practice of the Board is to review, on an ongoing basis as well as annually, the effectiveness of the Board as a whole and the Audit, Compensation and other committees as well as the contributions and effectiveness of individual directors.  The Company conducted its most recent self-assessment in December 2019.

Director Term Limits

In accordance with the articles of the Company, unless a director’s office is vacated earlier in accordance with the by-laws of the Company, each director serves until the next annual meeting of shareholders, or until his or her successor is duly elected. The Board does not consider it appropriate or necessary to limit the number of terms a director may serve. As an alternative to term limits, in addition to reviewing Board and individual director performance on an annual basis, as part of assessing the composition of the Board, the Governance and Nominating Committee considers, among other things, the tenure of the existing directors and the appropriate mix of tenures, as well as succession planning.

Board Diversity Policy

In 2018, the Company implemented a formal diversity policy which is available for review on the Company’s website. Presently, one of the directors (17%) or executive officers (0%) of the Company or of its major subsidiaries are women. The Board of Directors of the Company recognizes that a diverse workforce is a competitive advantage. The Company consciously works to create an environment that respects and values the diversity of the people and world around it, including differences in gender, age, ethnicity, physical attributes, beliefs, language, sexual orientation, education, nationality, social background and culture or other personal characteristics. To this end, the Board has unanimously adopted this Diversity Policy (the “Policy”).

The diversity policy of the Company provides that the Company does not discriminate on the basis of race, national or ethnic origin, colour, religion, sex, age, mental or physical disability, or any other prohibited grounds of discrimination as set forth in applicable federal or provincial law or guidelines. Directors, officers, contractors, consultants and employees are retained on the basis of their knowledge, skills and abilities, relevant experience, background, education, and potential to contribute to the success of the Company. In addition, candidates for Board membership are evaluated based upon their independence, experience, skill set, qualifications to act as directors, and other qualities which the Board as a whole feels are appropriate to assist it in operating in an effective manner with due regard for the benefits of diversity (including the level of representation of women on the Board). Taken together, these diverse skills and backgrounds help to create a business environment that encourages a range of perspectives and fosters excellence in corporate governance and the creation of shareholder value. Candidates for Board membership who are selected, based on the foregoing criteria, for nomination by the Board (or any committee of the Board established from time to time for such purpose), will be presented to shareholders for consideration without discrimination. With respect to executive appointments, the Company recruits, manages and promotes on the basis of an individual’s competence, qualifications, experience and performance, also with due regard for the benefits of diversity (including the level of representation of women).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
OF THE COMPANY

There is currently no outstanding indebtedness owing to the Company or any subsidiary of the Company, or to another entity which is or was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any subsidiary of the Company, of: (i) any director, executive officer or employee of the Company or any of its subsidiaries; (ii) any former director, executive officer or employee of the Company or any of its subsidiaries; (iii) any Nominee; or (iv) any associate of any current or former director, executive officer or employee of the Company or any of its subsidiaries or of any Nominee.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, executive officer, shareholder beneficially owning (directly or indirectly) or exercising control or direction over more than 10% of the Common Shares (or any director or executive officer thereof), or Nominee for election as a director of the Company, and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the Company’s last completed fiscal year or in any proposed transaction which, in either such case, has materially affected or will materially affect the Company or any subsidiary of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for the fiscal year ended October 31, 2019. Copies of the Company’s financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2019 may be obtained through SEDAR at www.sedar.com or upon written request to the Secretary of the Company at 401 Bay Street, Suite 2702, Toronto, Ontario, M5H 2Y4.

DIRECTORS’ APPROVAL

The contents of this Information Circular and the sending of it to each director of the Company, to the auditors and shareholders of the Company and to the appropriate governmental agencies, have been approved by the directors of the Company.

DATED as of the 6th day of March, 2020

BY ORDER OF THE BOARD OF DIRECTORS

Signed: /s/ Laurie Curtis

SCHEDULE A

RSU PLAN RESOLUTIONS

BE IT RESOLVED THAT:

1.
The restricted share unit plan of the Company appended as Appendix “1” to Schedule “A” to the management information circular of the Company dated March 6, 2020 (the “RSU Plan”), and the reservation for issuance thereunder of up to 10% of the aggregate number of common shares of the Company as are issued and outstanding from time to time under the RSU Plan and all other security based compensation arrangements of the Company, is hereby approved and confirmed, and all unallocated rights and other entitlements issuable thereunder be and are hereby approved and authorized in accordance with the rules of the Toronto Stock Exchange until March 6, 2023; and

2.
Any officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to these resolutions.

APPENDIX “1” TO SCHEDULE “A”

EASTMAIN RESOURCES INC.

RESTRICTED SHARE UNIT PLAN

DEFINITIONS AND INTERPRETATION

Section 1.01
Definitions

For the purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

"Affiliate" means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 - Prospectus and Registration Exemptions, as may be amended from time to time;

"Associate", where used to indicate a relationship with any person or company, is as defined in the Securities Act (Ontario), as may be amended from time to time;

"Board" means the Board of Directors of the Corporation;

"Change of Control" means:

(a)
the Corporation shall not be the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Corporation);

(b)
the Corporation sells all or substantially all of its assets to any other person or entity (other than a wholly-owned subsidiary of the Corporation);

(c)
the Corporation is to be dissolved and liquidated;

(d)
any person, entity or group of persons or entities acting jointly or in concert acquires or gains ownership or control (including, without limitation, the power to vote) more than 40% of the Corporation’s outstanding voting securities; or

(e)
as a result of or in connection with: (A) the contested election of directors, or; (B) a transaction referred to in subparagraph (a) above, the persons who were directors of the Corporation before such election shall cease to constitute a majority of the Corporation’s board of directors.

For the purposes of the foregoing "voting securities" means common shares of the Corporation and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.

"Committee" means the Board or, if the Board so determines in accordance with Section 2.03 of the Plan, the committee of the Board authorized to administer the Plan which includes any compensation committee of the Board;

"Corporation" means Eastmain Resources Inc. and includes any successor corporation thereof;

“Deferred Payment Date” for a Participant means the date after the Restricted Period which is the earlier of (i) the date to which the Participant has elected to defer receipt of Restricted Shares in accordance with Section 3.05 of this Restricted Share Unit Plan; and (ii) the Participant’s Termination or Retirement Date;

"Eligible Directors" means the directors of the Corporation or any Affiliate;

"Eligible Employees" means the employees of the Corporation or any Affiliate, including officers, whether Eligible Directors or not, and including both full-time and part-time employees of the Corporation or any Affiliate;

"Insider" means: (i) an insider as defined in the Securities Act (Ontario), as may be amended from time to time, other than a person who is an Insider solely by virtue of being a director or senior officer of an Affiliate; and (ii) an Associate of any person who is an insider by virtue of (i);

"Participant" means each Eligible Employee and Eligible Director to whom Restricted Share Units are granted hereunder;

"Plan" means the Corporation's Restricted Share Unit Plan, as same may be amended from time to time;

"Restricted Period" means any period of time that a Restricted Share Unit is not vested and the Participant holding such Restricted Share Unit remains ineligible to receive Restricted Shares, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of a Participant;

"Retirement" means the Participant ceasing to be an Eligible Employee or an Eligible Director after attaining a stipulated age in accordance with the Corporation's normal retirement policy or earlier with the Corporation's consent;

"Retirement Date" means the date on which a Participant ceases to be an Eligible Employee or an Eligible Director due to the Retirement of the Participant;

"Restricted Shares" means the Shares issuable upon either (i) the expiry of an applicable Restricted Period, or (ii) the grant of Restricted Share Units if they are granted without any applicable Restricted Period;

"Restricted Share Units" has such meaning as ascribed to such term at Section 3.02 of this Plan;

"Shares" means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan;

"Termination" means: (i) in the case of an Eligible Employee, the later of (a) the date of notification, and (b) the last day of work following notification, of termination of the employment of the Eligible Employee with or without cause by the Corporation or an Affiliate, in each case, without regard to any period of reasonable notice or severance that may follow notification or last day of work, except where required by applicable employment standards legislation or the cessation of employment of the Eligible Employee with the Corporation or an Affiliate as a result of the resignation or otherwise, other than the Retirement, of the Eligible Employee; and (ii) in the case of an Eligible Director, the removal of or failure to re-elect or re-appoint the Eligible Director as a director of the Corporation or any Affiliate; for greater certainty, in each case, other than for death or disability of a Participant; and

"TSX" means the Toronto Stock Exchange.

Section 1.02      Headings: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan

Section 1.03      Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.04     References to this Restricted Share Plan: The words "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

Section 1.05      Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE PLAN

Section 2.01     Purpose of the Restricted Share Plan: The Plan provides for the acquisition of Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees and directors of the Corporation and its Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares by key employees and directors of the Corporation and its Affiliates, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees and directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

Section 2.02     Administration of the Restricted Share Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as directors of the Corporation, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03     Delegation to Committee: All of the powers exercisable hereunder by the directors of the Corporation may, to the extent permitted by applicable law and as determined by resolution of the directors of the Corporation, be exercised by the compensation committee of the Board or such other committee as may be designated by the Board.

Section 2.04     Record Keeping: The Corporation shall maintain a register in which shall be recorded:

●
the name and address of each Participant;

●
the number of Restricted Share Units granted to each Participant; and,

●
the number of Restricted Shares issued to each Participant.

Section 2.05       Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Units shall be granted and the provisions and restrictions with respect to such grant, all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.

Section 2.06      Maximum Number of Shares:

(a)
The maximum number of Shares made available for the Plan shall be determined from time to time by the Committee, but in any case, shall not exceed:

(i)
5% of the Shares issued and outstanding from time to time; or

(ii)
10% of the Shares issued and outstanding from time to time, when taken together with all other security-based compensation arrangements of the Corporation,

in each case subject to adjustments pursuant to section 5.06.

(b)
The maximum number of Shares issuable to Insiders, at any time, pursuant to this Plan and any other security-based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding. The maximum number of Shares issued to Insiders, within any one-year period, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding.

(c)
The maximum number of Shares issuable to non-employee directors, at any time, pursuant to this Plan and any other security-based compensation arrangements of the Corporation is 1% of the total number of Shares then outstanding.   The total annual grant to any one non-employee director, within any one-year period, pursuant to this Plan and any other security based compensation arrangements of the Corporation shall not exceed a maximum grant value of $150,000 worth of securities. For the purposes of this paragraph (c) of Section 2.06 the term “other security based compensation arrangements” shall not include deferred share units or other equity awards that are granted to or taken by a non-employee director in place of cash fees, provided that the equity award granted has an initial value that is equal to the value of the cash fees given up in exchange therefor.

(d)
For purposes of this Section 2.06, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Restricted Share Unit.

RESTRICTED SHARE PLAN

Section 3.01      Restricted Share Plan: The Plan is hereby established for Eligible Employees and Eligible Directors.

Section 3.02     Participants: The Committee shall have the right to grant, in its sole and absolute discretion, to any Participant, rights ("Restricted Share Units") to acquire any number of fully-paid and non-assessable Shares in consideration of past services to the Corporation, subject to the Plan and with such provisions and restrictions as the Committee may determine. At the end of the Restricted Period applicable to a Restricted Share Unit, and without the payment of additional consideration or any other further action on the part of the holder of the Restricted Share Unit, the Corporation shall issue to the Participant holding the Restricted Share Unit, one Share (subject to adjustments pursuant to Section 5.06) for each Restricted Share Unit held by the Participant for which the Restricted Period has expired.

Section 3.03      Restricted Share Unit Grant Letter: Each grant of a Restricted Share Unit under the Plan shall be evidenced by a Restricted Share Unit grant letter forming an agreement between the Participant and the Corporation. Such Restricted Share Unit grant letter shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions (including, without limitation, any recoupment, reimbursement or claw back policy as may be adopted by the Board from time to time) which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Restricted Share Unit grant letter. The provisions of the various Restricted Share Unit grant letters issued under the Plan need not be identical. To the extent that there is any inconsistency between the Plan and the Restricted Share Unit grant letter or any other communications, the Plan shall prevail.

Section 3.04     Restricted Period: Concurrent with the determination to grant Restricted Share Units to a Participant, the Committee shall determine any Restricted Period applicable to such Restricted Share Units. In addition, at the sole discretion of the Committee, at the time of grant, the Restricted Share Units may be subject to performance conditions to be achieved by the Corporation or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Units to entitle the holder thereof to receive the underlying Restricted Shares.

Section 3.05     Deferred Payment Date: Participants who are residents of Canada for the purposes of the Income Tax Act (Canada) and not subject to the provisions of the Internal Revenue Code may elect to defer to receive all or any part of their Restricted Shares until a Deferred Payment Date. Any other Participants may not elect a Deferred Payment Date.

Section 3.06     Defined Payment Date Notice: Qualifying Participants who elect to set a Deferred Payment Date must give the Corporation written notice of the Deferred Payment Date not later than sixty (60) days prior to the expiration of the Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is sixty (60) days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked.

Section 3.07     Retirement or Termination during Restricted Period: In the event of the Retirement or Termination of a Participant during the Restricted Period, any Restricted Share Units held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Committee shall have the absolute discretion to modify the grant of the Restricted Shares to provide that the Restricted Period shall terminate immediately prior to a Participant's Termination or Retirement.

Section 3.08      Payment of Dividends: In the event a cash dividend is paid to shareholders of the Corporation on the Shares while a Restricted Share Unit is outstanding, the Committee may, in its sole discretion, elect to credit each Participant with additional Restricted Share Units. In such case, the number of additional Restricted Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Restricted Share Units in the Participant’s account on the record date had been Shares divided by the Market Price (as such term is defined in the TSX Company Manual) of a Share on the date on which dividends were paid by the Corporation. If the foregoing shall result in a fractional Restricted Share Unit, the fraction shall be disregarded.

Section 3.09      Death or Disability of Participant: In the event of:

(a)
the death of a Participant, any Restricted Share Units held by such Participant will vest on the date of death of such Participant and the Restricted Shares represented by the Restricted Share Units held by such Participant will be issued to the Participant's estate as soon as reasonably practical thereafter, but in any event no later than 90 days thereafter; and

(b)
the disability of a Participant (determined in accordance with the Corporation's normal disability practices), any Restricted Share Units held by such Participant will vest on the date in which such Participant is determined to be totally disabled and the Restricted Shares represented by the Restricted Share Units held by the Participant will be issued to the Participant as soon as reasonably practical, but in any event no later than 30 days following receipt by the Corporation of notice of disability.

Section 3.10     Change of Control: In the event of (i) a Change of Control, and (ii) within 12 months of such Change of Control the Corporation terminates the employment of the Participant for any reason other than just cause, then all Restricted Share Units outstanding shall immediately vest on the date of such termination notwithstanding the Restricted Period. In any event, upon a Change of Control, Participants shall not be treated any more favourably than shareholders of the Corporation with respect to the consideration that the Participants would be entitled to receive for their Shares

Section 3.11      Trading Blackout Periods: Unless otherwise determined by resolution of the Committee, in the event that any Restricted Period expires or Defined Payment Date falls during, or within 48 hours after a self-imposed blackout period on the trading of securities of the Corporation, such expiry will occur on the day immediately following the end of the blackout period, or such 48 hour period, as applicable.

Section 3.12     Necessary Approvals: The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation and acceptance by the TSX or any regulatory authority having jurisdiction over the securities of the Corporation.

WITHHOLDING TAXES

Section 4.01      Withholding Taxes: The Corporation or its Affiliates may take such steps as are considered necessary or appropriate to deduct any appropriate withholding taxes or other withholding liabilities which the Corporation or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or its Affiliate for any amount which the Corporation and its Affiliates are required to withhold with respect to such taxes. Without limitation to the foregoing, the Committee may adopt procedures to allow for the automatic sale of Restricted Shares (or portion thereof) on behalf of a Participant in the market upon the issuance of such Shares or such other mechanism as may be advisable to satisfy tax withholding obligations under the Plan.

GENERAL

Section 5.01      Effective Time of Restricted Share Plan: The Restricted Share Unit Plan herein shall become effective on the date on which it is approved by the shareholders. The Plan shall remain in effect until it is terminated by the Board.

Section 5.02      Amendment of Restricted Share Unit Plan: The Committee may from time to time in the absolute discretion of the Committee (without shareholder approval) amend, modify and change the provisions of the Restricted Share Unit Plan (and/or any Restricted Share Unit grant letter), including, without limitation:

(a)
amendments of a housekeeping nature; and

(b)
the change to the Restricted Period of any Restricted Share Unit.

However, other than as set out above, any amendment, modification or change to the provisions of the Plan (and/or any Restricted Share Unit grant letter) which would:

(a)
increase the number of Common Shares or maximum percentage of Common Shares, other than by virtue of Section 5.06 of the Restricted Share Unit Plan, which may be issued pursuant to the Plan;

(b)
reduce the range of amendments requiring shareholder approval contemplated in this Section;

(c)
permit Restricted Share Units to be transferred other than for normal estate settlement purposes;

(d)
change insider participation limits which would result in shareholder approval to be required on a disinterested basis;

(e)
change non-employee directors’ participation limits; or

(f)
materially modify the requirements as to eligibility for participation in the Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation. In addition, any such amendment, modification or change of any provision of the Plan (and/or any Restricted Share Unit grant letter) shall be subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.

Section 5.03       Non-Assignable: Except pursuant to a will or by the laws of descent and distribution, no Restricted Share Unit and no other right or interest of a Participant is assignable or transferable.

Section 5.04      Rights as a Shareholder: No holder of any Restricted Share Units shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period. Subject to Sections 3.06 and 5.06, no holder of any Restricted Share Units shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date of expiry of the Restricted Period applicable to any Restricted Share Unit.

Section 5.05      No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or its Affiliates nor interfere or be deemed to interfere in any way with any right of the Corporation or its Affiliates to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.

Section 5.06      Adjustment in Number of Shares Subject to the Restricted Share Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)
the number of Shares available under the Plan; and

(b)
the number of Shares subject to any Restricted Share Units.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

Section 5.07       No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

Section 5.08      Compliance with Applicable Law: If any provision of the Plan or any Restricted Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 5.09       Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.